SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                                 Commission File Number:

                         NOTIFICATION OF LATE FILING

   (Check One):   [   ] Form 10-K   [ X ] Form 11-K   [   ] Form 20-F
                  [   ] Form 10-Q   [   ] Form N-SAR

   For Period Ended:               December 31, 2000
                     ------------------------------------------------

   [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended: _______________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______
   _____________________________________________________________________

                       PART I.  REGISTRANT INFORMATION

   Full name of registrant    First Mid-Illinois Bancshares, Inc.
                              ------------------------------------------

   Former name if applicable

   _____________________________________________________________________
   Address of principal executive office (STREET AND NUMBER)

        1515 Charleston Avenue
   ---------------------------------------------------------------------
   City, State and Zip Code   Mattoon, Illinois 61938
                              ------------------------------------------

                      PART II.  RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)







   [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion of thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See attached.

                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        William S. Rowland       (217)          258-7454
   ---------------------------------------------------------------------
        (Name)                   (Area Code)    (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [ X ] Yes  [   ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [   ] Yes  [ X ] No








                                     -2-







        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     First Mid-Illinois Bancshares, Inc.
   ---------------------------------------------------------------------
                (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date      June 29, 2001                 By  /s/ William S. Rowland
        -----------------------------         --------------------------
                                              William S. Rowland

             INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
        If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


   This letter serves to meet the requirements of Rule 12b-25(c) as it relates to the Form 12b-25 to be filed by First Mid-Illinois Bancshares, Inc. for the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan, notifying you of a late filing of the Form 11-K for the Plan for the year ended December 31, 2000. The Form 11-K requires audited financial statements of the Plan. However, we recently have determined that we do not have sufficient independence
   to conduct the audit and render the required opinions.   Accordingly,
   the audit will not be completed by the filing deadline and we have informed the Registrant and the Plan that new auditors for the Plan must be obtained.



   Date:     June 29, 2001       /s/ West & Company L.L.C.
                                 ---------------------------------------
                                 West & Company, L.L.C.



   U:\Edgar\Bengel\Form12b.wp







                                     -3-